                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO

                                 (RULE 14D-100)

       TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934.


                              EOG RESOURCES, INC.
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                       (Name of Subject Company (Issuer))

                          EOG RESOURCES, INC. (Issuer)
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    (Names of Filing Persons (identifying status as offeror, issuer or other person))

        FIXED RATE CUMULATIVE PERPETUAL SENIOR PREFERRED STOCK, SERIES A
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                         (Title of Class of Securities)

                                   26875P408
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                     (CUSIP Number of Class of Securities)

                              Barry Hunsaker, Jr.
                              EOG Resources, Inc.
                          1200 Smith Street, Suite 300
                              Houston, Texas 77002
                           Telephone: (713) 651-6940
                           Facsimile: (713) 651-6987
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      (Name, address, and telephone number of person authorized to receive notices and communications on behalf of the filing persons)



                                With copies to:
                                Arthur H. Rogers
                          Fulbright & Jaworski L.L.P.
                           1301 McKinney, Suite 5100
                             Houston, TX 77010-3095
                           Telephone: (713) 651-5151
                           Facsimile: (713) 651-5246
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                           CALCULATION OF FILING FEE

           Transaction Valuation*                   Amount of Filing Fee
                $100,000.00                               $26,400

* Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended.

[X] CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY
    RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:  $26,400
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Form or Registration No.:  Registration Statement on Form S-4 (No. 333-36056)
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Filing Party:  EOG Resources, Inc.
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Date Filed:  2 May 2000
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[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS
    MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] THIRD-PARTY OFFER SUBJECT TO RULE 14D-1.

[X] ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.

[ ] GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.

[ ] AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by EOG Resources, Inc., a Delaware corporation (the "Company"), to exchange 100,000 shares of Fixed Rate Cumulative Perpetual Senior Preferred Stock, Series A, for 100,000 shares of Fixed Rate Cumulative Perpetual Senior Preferred Stock, Series B (the "Exchange Offer"). The prospectus relating to the Exchange Offer is included in a Registration Statement on Form S-4 (the "S-4") filed May 2, 2000, as amended (Registration No. 333-36056), and, pursuant to General Instruction F to Schedule TO, the information contained in the prospectus forming a part of the S-4 is incorporated herein by reference thereto in answer to the following items: Item 2; Item 4(a)(1)(i) through (iii) and (v) through (xii); Item 5; Item 6(a), (b) and (c)(3); Item 7(a); Item 9(b); and Item 11(a)(2).

ITEM 1.  SUMMARY TERM SHEET.

         Not applicable.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) EOG Resources, Inc. is the filing person; its business address is 1200 Smith Street, Suite 300, Houston, Texas 77002; and its business telephone number is (713) 651-7000.

         The name, business address and business telephone number of each of the members of the Company's Board of Directors are:

         Mark G. Papa
         1200 Smith, Suite 300
         Houston, Texas 77002
         Telephone: 713-651-6600

         Edmund P. Segner, III
         1200 Smith, Suite 300
         Houston, Texas 77002
         Telephone: 713-651-6400

         Ambassador Frank G. Wisner
         American International Group, Inc.
         70 Pine Street, 18th Floor
         New York, New York 10270
         Telephone: 212-770-5262

         Edward Randall, III
         5851 San Felipe, Suite 850
         Houston, Texas 77057
         Telephone: 713-952-6262

         Fred C. Ackman
         38 Park Place
         Gonzales, Texas 78629
         Telephone: 830-437-2260

         The name, business address and business telephone number of each of the executive officers of the Company are:

         Mark G. Papa
         1200 Smith, Suite 300
         Houston, Texas 77002
         Telephone: 713-651-6600

         Edmund P. Segner, III
         1200 Smith, Suite 300
         Houston, Texas 77002
         Telephone: 713-651-6400

         Gary L. Thomas
         1200 Smith, Suite 300
         Houston, Texas 77002
         Telephone: 713-651-6800

         Loren Leiker
         1200 Smith, Suite 300
         Houston, Texas 77002
         Telephone: 713-651-6830

         Barry Hunsaker, Jr.
         1200 Smith, Suite 300
         Houston, Texas 77002
         Telephone: 713-651-6940

         Sandeep Bhakhri
         1200 Smith, Suite 300
         Houston, Texas 77002
         Telephone: 713-651-6916

         Timothy K. Driggers
         1200 Smith, Suite 300
         Houston, Texas 77002
         Telephone: 713-651-6946

         David R. Looney
         1200 Smith, Suite 300
         Houston, Texas 77002
         Telephone: 713-651-6458

ITEM 4.  TERMS OF THE TRANSACTION.

         (a)(1)(iv) Not applicable.
            (2)     Not applicable.

         (b) No director or officer or affiliate of the Company holds shares of the Fixed Rate Cumulative Perpetual Senior Preferred Stock, Series A, and, therefore, will not participate in the Exchange Offer.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

             (c)  (1) and (2) none; (4) through (8) none.

             (9) The Company may acquire various Company securities from time to time in the future and expects to issue various Company securities from time to time, in each case for general or special corporate purposes.

             (10) None.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

             (b)  Not applicable.

             (d)  Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) None.

         (b) Not applicable.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a) Not applicable.

ITEM 10.  FINANCIAL STATEMENTS.

         (a) (1) Reference is made to Item 8 of the Company's Annual Report on Form 10-K for the year ended December 31, 1999, and "Where You Can Find Additional Information" in the prospectus that forms a part of the S-4, which are incorporated herein by reference.

             (2) Reference is made to Item 1 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000, and "Where You Can Find Additional Information" in the prospectus that forms a part of the S-4, which are incorporated herein by reference.

             (3) Reference is made to Exhibit 12 to the Company's Annual Report on Form 10-K for the year ended December 31, 1999 and to
                 Exhibit 12 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 20000.

             (4) The book value per share of the Fixed Rate Cumulative
                 Perpetual Senior Preferred Stock, Series A is its liquidation value, $1,000 per share.

         (b) Not applicable.

ITEM 11.  ADDITIONAL INFORMATION.

         (a) (1) None.

             (3) Not applicable.

             (4) Not applicable.

             (5) None.

         (b) None.

ITEM 12.  EXHIBITS.

         12(a)(1)(i)  Prospectus, dated June 7, 2000, forming a part of the S-4
                      (incorporated by reference to the S-4).

         12(a)(1)(ii) Letter of Transmittal, Instructions; Certification of
                      Taxpayer Status on Substitute Form W-9; Guidelines for Certification of Taxpayer Status on Substitute Form W-9; Notice of Guaranteed Delivery; Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees; and Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.1 to the S-4).

         12(a)(4) Prospectus, dated June 7, 2000, forming a part of the S-4 (incorporated by reference to the S-4).

         12(b)        Not applicable.

         12(d)(1) Purchase Agreement, dated December 7, 1999, by and among the Company and Lehman Brothers Inc., Banc of America Securities LLC and Goldman, Sachs & Co. (incorporated by reference to Exhibit 99.2 to the S-4).

         12(d)(2) Registration Rights Agreement, dated as of December 10, 1999, among the Company and Lehman Brothers, Inc., Banc of America Securities LLC and Goldman, Sachs & Co. (incorporated by reference to Exhibit 99.3 to the S-4).

         12(d)(3) Stock Restriction and Registration Agreement dated as of August 23, 1989, between the Company and Enron Corp. (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1 (No. 33-30678)).

         12(d)(4) Amendment to Stock Restriction and Registration Agreement, dated December 9, 1997, between the Company and Enron Corp. (incorporated by reference to Exhibit 10.2(b) to the Company's Registration Statement on Form S-1 (No. 33-30678)).

         12(d)(5) Share Exchange Agreement, dated as of July 19, 1999, between Enron Corp. and the Company (incorporated by reference to Exhibit 2 to the Company's Registration Statement on Form S-3 (No. 333-83533)).

         12(d)(6) Letter Amendment, dated July 30, 1999, to Share Exchange Agreement, between Enron Corp. and the Company (incorporated by reference to Exhibit 2.2 to the Company's Current Report on Form 8-K, filed August 31, 1999).

         12(d)(6) Letter Amendment, dated August 10, 1999, to Share Exchange Agreement, between Enron Corp. and the Company (incorporated by reference to Exhibit 2.3 to the Company's Current Report on Form 8-K, filed August 31, 1999).

         12(g)        Not applicable.

         12(h)        Not applicable.


ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3

         Not applicable.
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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 By: /s/ DAVID R. LOONEY
                                     ------------------------------------------
                                     David R. Looney, Vice President, Finance



                                 Dated June 7, 2000